Exhibit 12

Agere Systems Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

	Year Ended September 30,
	2006	2005	2004	2003	2002
	(dollars in millions)
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$5	$(130)	$(150)	$(325)	$(740)
Less undistributed equity earnings (loss) from investments	-	(10)	(5)	13	40
Less interest capitalized during the period	-	-	-	-	5
Add distributed income of equity investees	-	41	61	-	-
Add fixed charges	35	46	67	77	168
Total earnings available for fixed charges	$40	$(33)	$(17)	$(261)	$(617)

Fixed charges:
Interest expense including capitalized interest	$25	$29	$43	$47	$126
Interest portion of rental expense	10	17	24	30	42
Total fixed charges	$35	$46	$67	$77	$168

Ratio of earnings to fixed charges	1.1	n/a	n/a	n/a	n/a
Deficiency	$-	$79	$84	$338	$785